Exhibit 12.1

Canadian Imperial Bank of Commerce

Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended October 31	Year Ended October 31
	2017	2016	2015	2014	2013
	(C$ millions except ratios)
	IFRS (1)
Earnings:
Earnings before income taxes (less NCI and P&L from equity investees, add distributed income from equity investees)	5,797	5,038	4,163	3,805	3,933
Fixed charges, excluding interest on deposits and secured borrowings	926	747	801	887	875
Interest capitalized	—	—	—	—	—

Subtotal	6,723	5,785	4,964	4,692	4,808
Interest on deposits and secured borrowings	3,953	3,215	2,990	3,337	3,679

Total	10,676	9,000	7,954	8,029	8,487

Fixed Charges:
Interest expense, excluding interest on deposits and secured borrowings	662	511	576	679	676
Interest component of rental expense (2)	263	235	223	206	196
Interest capitalized	—	—	—	—	—
Amortization of subordinated indebtedness	1	1	2	2	3

Subtotal	926	747	801	887	875
Interest on deposits and secured borrowings	3,953	3,215	2,990	3,337	3,679

Total	4,879	3,962	3,791	4,224	4,554

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits and secured borrowings	7.26	7.75	6.20	5.29	5.49
Including interest on deposits and secured borrowings	2.19	2.27	2.10	1.90	1.86

1)	Under IFRS, interest on deposits comprises interest expense relating to deposits and secured borrowing liabilities.

2)	The interest component of rental expense is 30% of rent expense because it is the proportion deemed representative of the interest factor.